SEC FILE NUMBER: 0-18933

CUSIP NUMBER: 771497104

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File No.  0-18933

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Rochester Medical Corporation
Full Name of Registrant

N/A
Former Name if Applicable

One Rochester Medical Drive
Address of Principal Executive Office (Street and Number)

Stewartville, Minnesota 55976
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its annual report on Form 10-K for the fiscal year ended September 30, 2012 by the prescribed date without unreasonable effort or expense due to unexpected delays involved in the compiling and auditing of the Company’s financial information. The Registrant expects to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David A. Jonas	507	533-9600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

The following is an unaudited summary of the operating results of Rochester Medical Corporation for the fiscal year ended September 30, 2012, as compared to fiscal year ended September 30, 2011.

Net sales for our fiscal year ended September 30, 2012 were $61.7 million, an increase of $8.3 million, or 16%, from $53.4 million in the prior fiscal year.  The increase in net sales resulted from an 18% increase in direct sales for the fiscal year, while private label sales increased 6% for the fiscal year.

Our net income for fiscal 2012 was $2,050,000, or $.17 per diluted share compared to a net loss of $(1,315,000), or $(.11) per diluted share, in fiscal 2011.  The increase in net income for fiscal 2012 compared to fiscal 2011 primarily resulted from increased sales as well as reduced operating expenses incurred in 2012.

A more detailed discussion of results of operations will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K to be filed.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant's financial results for the year ended September 30, 2012. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements.

Rochester Medical Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 14, 2012	By	/s/ David A. Jonas
		Name:	David A. Jonas
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).